Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 5 DATED MAY 19, 2011
SUPPLEMENT NO. 6 DATED JUNE 16, 2011
SUPPLEMENT NO. 7 DATED JULY 21, 2011

Supplement Nos. 5, 6 and 7 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplements to Prospectus
(See Supplements for Additional Information)

Supplement No. 5 (cumulative, replacing all prior supplements) dated May 19, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of four hotels containing a total of 500 guest rooms for an aggregate gross purchase price of approximately $90.0 million; (c) our execution of certain purchase contracts that relate to 15 hotels containing a total of 1,644 guest rooms and that provide for an aggregate gross purchase price of approximately $193.5 million; (d) the termination of three purchase contracts; (e) the election of the board of directors included in the prospectus; (f) financial and operating information for all of our purchased hotels; and (g) our recent financial information and certain additional information about us.

Supplement No. 6 dated June 16, 2011 reports on (a) the status of our best-efforts offering of Units; (b) the resignation of a board of directors member; (c) our purchase of eight hotels containing a total of 891 guest rooms for an aggregate gross purchase price of approximately $98.5 million; (d) our execution of purchase contracts for three hotels containing a total of 591 guest rooms and that provide for a total purchase price of $85.5 million.

Supplement No. 7 dated July 21, 2011 reports on (a) the status of our best-efforts offering of Units; (b) a summary of certain legal proceedings; (c) the election of a new director to our board; (d) our purchase of two hotels containing a total of 206 guest rooms for an aggregate gross purchase price of approximately $28 million; (e) our execution of certain purchase contracts that relate to four hotels containing a total of 534 guest rooms and that provide for an aggregate gross purchase price of approximately $75.2 million; and (f) financial and operating information for our recently purchased hotels.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of June 30, 2011, we had closed on the sale of 25,888,978 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $284.8 million and proceeds net of selling commissions and marketing expenses of approximately $256.3 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $384.8 million and proceeds net of selling commissions and marketing expenses of approximately $346.3 million.

In connection with our hotel purchases to date, we paid a total of approximately $4.3 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.